UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2020

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On February 10, 2020, Can-Fite BioPharma Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell (i) 1,825,000 units (the “Units”), each Unit consisting of one American Depositary Share, representing thirty ordinary shares of the Company, par value NIS 0.25 (each, an “ADS”), and one warrant to purchase one ADS (the “Warrant”), at a price of $1.50 per Unit, and (ii) 1,508,334 pre-funded units (the “Pre-funded Units”) each Pre-funded Unit consisting of one pre-funded warrant to purchase one ADS (the “Pre-funded Warrant”) and one Warrant, at a price of $1.49 per Pre-funded Unit. The offering of the Units and Pre-funded Units (the “Offering”) closed on February 12, 2020.

The Pre-funded Units were issued and sold to Investors whose purchase of Units in the Offering would otherwise have resulted in the Investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of Investor, 9.99%) of the outstanding ordinary shares immediately following the consummation of the Offering, if it so chose. Each Pre-funded Warrant contained in a Pre-funded Unit is immediately exercisable for one ADS at an exercise price of $0.001 per share and remains exercisable until exercised in full. The Warrants included in the Units and the Pre-funded Units are immediately exercisable at a price of $1.50 per ADS, subject to adjustment in certain circumstances, and expire five years from the date of issuance. The ADSs included in the Units or Pre-funded Warrants included in the Pre-funded Units, as the case may be, and the Warrants were offered together, but the securities contained in the Units or Pre-funded Units were issued separately.

The Purchase Agreement provided that for a period of 6 months following the closing of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. Further, the Company has agreed in the Purchase Agreement not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs or ordinary shares or their equivalents, subject to certain exceptions, for a period of 30 days after the closing of the Offering. The Purchase Agreement also contained representations, warranties, indemnification and other provisions customary for transactions of this nature.

The net proceeds from the Offering were approximately $4.2 million, after deducting the placement agent’s fees and estimated offering expenses payable by the Company, assuming full exercise of the Pre-funded Warrants and excluding any proceeds from the exercise of Warrants.

In connection with the Offering, the Company paid H.C. Wainwright & Co., LLC (the “Placement Agent”) a cash placement fee equal to 7.5% of the gross proceeds raised in the offering, a management fee equal to 1% of the gross proceeds raised in the Offering, a payment for non-accountable expenses of $50,000, a reimbursement for legal fees and expenses of $100,000, and $12,900 for closing fees. The Placement Agent also received compensation warrants (the “Placement Agent Warrants”) exercisable for up to 250,000 ADSs at an exercise price of $1.875 per ADS expiring on February 10, 2025.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on February 10, 2020. The Offering of these securities was made only by means of a prospectus forming part of the effective registration statement. A final prospectus relating to and describing the terms of the Offering was filed with the SEC on February 12, 2020. This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The forms of the Purchase Agreement, Warrants, Pre-funded Warrants and Placement Agent Warrants are furnished herewith as exhibits hereto. The provisions of the Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

Exhibit Index

Exhibit No.	Description
4.1	Form of Warrant.

4.2	Form of Pre-funded Warrant.

4.3	Form of Placement Agent Warrant.

10.1	Form of Securities Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2020	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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